June 30, 2017

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:     HealthSouth Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 22, 2017
Form 8-K
File April 27, 2017
File No. 001-10315

Dear Mr. Spirgel:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter received via email and dated June 26, 2017 (the “Comment Letter”) to the undersigned regarding the above-referenced periodic reports.

To assist in your review, the text of the Staff’s comment appears in bold, and HealthSouth’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the above-referenced periodic reports.

Form 8-K filed on April 27, 2017

1. Please revise the highlight on page 1 to disclose net income, the most directly comparable GAAP financial measure to Adjusted EBITDA.  Similarly, revise page 2 to include a discussion of net income.  Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations guidance issued on May 17, 2016.

Response

We respectfully note to the Staff that HealthSouth uses Adjusted EBITDA on a consolidated basis as a liquidity measure and discloses that use in its filings with the Commission, including in Item 7.01 of the Form 8-K referenced above. As a liquidity measure, we believe, consistent with Staff guidance, that it is most appropriate for the Company to identify Net cash provided by operating activities as the most directly comparable GAAP financial measure. Accordingly, the Company gives prominence to Net cash provided by operating activities in relation to Adjusted EBITDA, including on page 1 as referenced in the comment above, and reconciles Adjusted EBITDA to Net cash provided by operating activities on page 15 of the earnings release incorporated by reference in the Form 8-K referenced above. Pursuant to the Staff guidance in Question 102.06 of the updated Non-GAAP Compliance and Disclosure Interpretations guidance issued on May 17, 2016, the Company also presents the other two major categories of the statement of cash flows on page 16 of the earnings release.

The Company believes Adjusted EBITDA on a consolidated basis is important in analyzing its liquidity because the measure is the key component of certain material covenants contained within the Company’s credit agreement, which is discussed in more detail in Item 7.01 of the Form 8-K referenced above and Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Liquidity and Capital Resources,” and Note 9, Long-term Debt, to the consolidated financial statements included in the Company’s Form 10‑K for the year ended December 31, 2016 referenced above.
If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 967-7116.

Sincerely,
/s/ Patrick Darby
Patrick Darby Executive Vice President, Secretary and General Counsel

cc:    Douglas E. Coltharp
Executive Vice President and Chief Financial Officer
HealthSouth Corporation

Christie Wong
Staff Accountant
U.S. Securities and Exchange Commission